SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
--------------------------------------------------------------------------------
                               Amendment No. 1 to
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                   TREEV, INC.
             -------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
             -------------------------------------------------------
                         (Title of Class of Securities)

                                    894692300
             -------------------------------------------------------
                                 (CUSIP Number)

                                   Ulrich Thol
                            CE Computer Equipment AG
                              Herforder Strasse 155A
                            33609 Bielefeld, Germany
                           Telephone: +49-521-9318-01
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:
                               W. Jeffrey Lawrence
                               Shearman & Sterling
                                9 Appold Street
                                 Broadgate West
                                 London EC2A 2AP
                                 United Kingdom
                           Telephone: +44 207 655 5000

                                November 19, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box |_|.

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CUSIP No.  894692300

(1) Name of Reporting Person: CE Computer Equipment Aktiengesellschaft I.R.S. Identification No. of Above Person:

(2)       Check the Appropriate Box if a Member of a Group (See Instructions):

|_|       (a)

|_|       (b)

(3)       SEC Use Only
                      ---------------------------------------------------------


(4)       Source of Funds* (See Instructions): OO

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e):___

(6)       Citizenship or Place of Organization: Germany

     Number of      (7)   Sole Voting Power:  0
      Shares
   Beneficially     (8)   Shared Voting Power: 6,479,343 shares of Common Stock
     Owned by
       Each         (9)   Sole Dispositive Power:   0
     Reporting
    Person With     (10)  Shared Dispositive Power   0

(11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
          6,479,343 shares of Common Stock

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

(13)      Percent of Class Represented by Amount in Row (11): 42.8 %

(14)      Type of Reporting Person (See Instructions): CO

--------
* Pursuant to the Merger Agreement (as defined in response to Item 3), the Reporting Person will, subject to the conditions specified therein, acquire all of the outstanding shares of Issuer Common Stock (as defined in response to Item 1) in exchange for American Depositary Shares, each representing one newly issued ordinary share, without par value, of the Reporting Person.

Introductory Statement

          This Amendment No. 1 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "Schedule"), relating to the beneficial ownership by CE Computer Equipment Aktiengesellschaft, a German corporation, of Issuer Common Stock. All capitalized terms not otherwise defined herein are used herein as defined in the Schedule.

Item 4.   Purpose of Transaction.

The seventh paragraph of Item 4 is hereby amended and restated in its entirety as follows:

          "The foregoing descriptions of the Merger Agreement, the Voting Agreement and the Irrevocable Proxies do not purport to be complete and are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 1 through 12, respectively, and which are incorporated herein by reference in their entirety."

Item 5.   Interest in Securities of the Issuer.

The fifth sentence of the first paragraph of Item 5 is hereby amended and restated in its entirety as follows:

          "The foregoing descriptions of the Voting Agreement and the Irrevocable Proxies do not purport to be complete and are qualified in their entirety by reference to such agreements, copies of which are attached hereto as Exhibits 2 through 12, respectively, and which are incorporated herein by reference in their entirety."

Item 7.   Material to Be Filed as Exhibits.

Item 7 is hereby amended and supplemented as follows:

               11. Irrevocable Proxy, dated as of November 19, 1999, granted by Horace T. Ardinger, Jr. in favor of CE Computer Equipment AG.

               12. Irrevocable Proxy, dated as of November 19, 1999, granted by Douglas Adkins in favor of CE Computer Equipment AG.

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

November 30, 1999                  CE Computer Equipment AG

                                   By:     /s/ Thomas Wenzke
                                       ----------------------------------------
                                          Name: Thomas Wenzke
                                          Title: Member of the Board of
                                                     Management

                                  EXHIBIT INDEX

Exhibit No.                  Description                            Page No.
    11       Irrevocable Proxy, dated as of November 19,               6
             1999, granted by Horace T. Ardinger, Jr. in favor of CE Computer Equipment AG.

    12       Irrevocable Proxy, dated as of November 19,               8
             1999, granted by Douglas Adkins in favor of CE
             Computer Equipment AG.

                                Irrevocable Proxy
                                     to Vote
                                TREEV, Inc. Stock

The undersigned stockholder (the "Stockholder") of TREEV, Inc., a Delaware corporation (the "Company""), hereby irrevocably (to the fullest extent permitted by Section 212 of the Delaware General Corporation Law) appoints Thomas Wenzke, Peter Schmerler and Hans-Jurgen Brintrup, and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of common stock of the Company or other equity securities that now are or hereafter may be beneficially owned by the undersigned, or with respect to which the undersigned has or shares voting power or control, and all the shares of common stock of the Company or other equity securities of the Company which may, or with respect to which voting power or control may, hereafter be acquired by the undersigned pursuant to options, warrants or otherwise on or after the date hereof (collectively, the "Shares") in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by the undersigned stockholder of the Company as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon the undersigned's execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Shares that are inconsistent with this Irrevocable Proxy are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares that are inconsistent with this Irrevocable Proxy until after the Expiration Date (as defined below).

This Proxy is irrevocable (to the extent provided in Section 212 of the Delaware General Corporation Law), is granted pursuant to the Voting and Registration Rights Agreement dated as of November 19, 1999, by and among the Acquiror, the undersigned and other stockholders of the Company (the "Voting Agreement"), and is granted in consideration of the Acquiror entering into the Agreement and Plan of Merger, dated as of November 19, 1999, between the Acquiror and the Company (the "Merger Agreement"). The Merger Agreement provides for the merger of a Delaware corporation with and into the Company in accordance with its terms (the "Merger"). As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) the termination of the Merger Agreement in accordance with its terms and (ii) the Effective Time (as defined in the Voting Agreement). This Irrevocable Proxy is intended to bind the undersigned stockholder as a stockholder of the Company only with respect to the specific matters set forth herein and shall not prohibit the undersigned stockholder from acting in accordance with his or her fiduciary duties, if applicable, as an officer or director of the Company.

The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting and other rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to Section 228 of the Delaware General Corporation Law), at every annual, special or adjourned meeting of the stockholders of the

Company and in every written consent in lieu of such meeting in favor of approval of the Merger and the Merger Agreement and in favor of any matter that could reasonably be expected to facilitate the Merger. The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter except as provided above. The undersigned Stockholder may vote the Shares on all other matters.

Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

This proxy is irrevocable (to the extent provided in Section 212 of the Delaware General Corporation Law).

Dated:    November 19, 1999          Horace T. Ardinger, Jr., STOCKHOLDER


                                     By:   /s/ Horace T. Ardinger, Jr.
                                         ---------------------------------------


                                     Shares beneficially owned:

                                     4,196,594 shares of Company common stock

                                Irrevocable Proxy
                                     to Vote
                                TREEV, Inc. Stock

The undersigned stockholder (the "Stockholder") of TREEV, Inc., a Delaware corporation (the "Company""), hereby irrevocably (to the fullest extent permitted by Section 212 of the Delaware General Corporation Law) appoints Thomas Wenzke, Peter Schmerler and Hans-Jurgen Brintrup, and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of common stock of the Company or other equity securities that now are or hereafter may be beneficially owned by the undersigned, or with respect to which the undersigned has or shares voting power or control, and all the shares of common stock of the Company or other equity securities of the Company which may, or with respect to which voting power or control may, hereafter be acquired by the undersigned pursuant to options, warrants or otherwise on or after the date hereof (collectively, the "Shares") in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by the undersigned stockholder of the Company as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon the undersigned's execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Shares that are inconsistent with this Irrevocable Proxy are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares that are inconsistent with this Irrevocable Proxy until after the Expiration Date (as defined below).

This Proxy is irrevocable (to the extent provided in Section 212 of the Delaware General Corporation Law), is granted pursuant to the Voting and Registration Rights Agreement dated as of November 19, 1999, by and among the Acquiror, the undersigned and other stockholders of the Company (the "Voting Agreement"), and is granted in consideration of the Acquiror entering into the Agreement and Plan of Merger, dated as of November 19, 1999, between the Acquiror and the Company (the "Merger Agreement"). The Merger Agreement provides for the merger of a Delaware corporation with and into the Company in accordance with its terms (the "Merger"). As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) the termination of the Merger Agreement in accordance with its terms and (ii) the Effective Time (as defined in the Voting Agreement). This Irrevocable Proxy is intended to bind the undersigned stockholder as a stockholder of the Company only with respect to the specific matters set forth herein and shall not prohibit the undersigned stockholder from acting in accordance with his or her fiduciary duties, if applicable, as an officer or director of the Company.

The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting and other rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to Section 228 of the Delaware General Corporation Law), at every annual, special or adjourned meeting of the stockholders of the

Company and in every written consent in lieu of such meeting in favor of approval of the Merger and the Merger Agreement and in favor of any matter that could reasonably be expected to facilitate the Merger. The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter except as provided above. The undersigned Stockholder may vote the Shares on all other matters.

Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

This proxy is irrevocable (to the extent provided in Section 212 of the Delaware General Corporation Law).

Dated:    November 19, 1999          Douglas Adkins, STOCKHOLDER

                                     By:   /s/ Douglas Adkins
                                        ----------------------------------------


                                     Shares beneficially owned:

                                     1,136,038 shares of Company common stock